VIA EDGAR

August 29, 2014

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

RE:	PSP Family of Funds
File Nos. 333-148558 and 811-22164

Ladies and Gentlemen:

At the request of Mr. Jeff Long of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence on behalf of the PSP Family of Funds (formerly known as the Congressional Effect Family of Funds; the “Registrant”).  This letter is in response to oral comments received from Mr. Long on July 31, 2014 in connection with the review of the Registrant’s Annual Report, filed electronically on Form N-CSR on March 4, 2014 and amended on May 28, 2014 (the “Annual Report”).  Set forth below is a summary of Mr. Long’s oral comments and the Registrant’s responses thereto.

1.          Comment:   The Annual Report references the website “congressionaleffectfund.com”; however, that website does not appear to be live.

Response:    The Registrant recently changed its name and is no longer using the congressionaleffectfund.com address. Web address references will be updated in future filings.

2.          Comment:   The Annual Report was originally filed on March 4, 2014, and then amended with the May 28 filing. While the staff understands that the May 28 filing was made for the purpose of including the auditor’s signature (which was inadvertently omitted from the March 4 filing), when filing amended financial statements in the future, ensure that the Registrant includes a cover letter to the staff explaining the purpose of such amendment.

Response:    The Registrant will comply with this request.

3.          Comment:   The Annual Report indicates that the Fund’s investment adviser has entered into an expense limitation agreement with the Fund that “limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, 12b-1 fees, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 3.00%.” The disclosure here is consistent with the Fund’s prospectus and matches the language of the expense limitation agreement. Disclose to the staff whether the “interest” in the parenthetical excludes only interest from borrowings such as leverage, or whether it also excludes interest and  dividends on securities sold short from the expense cap.

Response:    The term “interest” excludes all interest incurred by the Fund, whether for borrowing for leverage or expenses incurred in connection with securities sold short. Going forward, the Registrant will ensure that the footnote to the expense table includes the following language (with new language underlined):

Pulteney Street Capital Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” exclusive of interest on borrowings and interest and dividends on securities sold short, taxes, brokerage fees and commissions, 12b-1 fees, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 3.00%.

4.          Comment:   In the notes to the financial statements in the Annual Report, Note 9 – Subsequent Events, discloses that the recent increase in the Fund’s expense cap “could have the effect of increasing the Fund’s expense ratio by the amount of the cap increase”. Going forward, in any similar disclosure, indicate that the change “will” have that effect, rather than “could”.

Response:    The Registrant will comply with this request.

5.          Comment:   The Supplemental Code of Ethics for Principal Executive & Financial Officers described in Items 2 and 12 of Form N-CSR (the “Code of Ethics”) was not included as an exhibit to the Annual Report. In future annual report filings, ensure that the Code of Ethics is filed as an exhibit.

Response:    The Registrant will comply with this request.

* * * * * * * * *

In submitting this correspondence, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

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